SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR BOARD APPROVES ACCELERATED POST COVID GROWTH

NEW AIRCRAFT, NEW BASES & LOWER COSTS, SEES 5 YEAR TRAFFIC GROWTH JUMP 50% FROM 150M TO 225M GUESTS P.A.

Ryanair Holdings plc, today (Thurs, 16th Sept) holds its AGM at its Airside Offices in Dublin.

Based on proxy votes already received, Shareholders have approved all resolutions and will receive a detailed update on the Airline Group's post-Covid recovery plans over the next 5 years. Subject to no adverse Covid developments, and vaccinations remaining at 90%+ across Europe, Ryanair will take delivery of 210 B737 Gamechanger aircraft over the next 5 years. These aircraft will deliver industry lowest costs, reduced emissions, and will enable Ryanair accelerate its post-Covid growth, as opportunities open up at primary and secondary airports all over Europe, particularly where legacy carriers have failed or reduced fleet sizes as a result of Covid and State Aid.

Ryanair Group airlines now expect to deliver more rapid traffic growth over the next 5 years, and have raised their 5 year growth forecast from 33% to 50%. As a result, Ryanair's pre-Covid traffic of 149m is expected to grow to over 225m guests by March 2026, which is 25m passengers p.a. higher than the previous target of 200m.

Ryanair's Michael O'Leary said:

"The performance of the B737 Gamechanger aircraft this summer has exceeded our expectations. Operational reliability, fuel consumption, and lower CO2 emissions have so far exceeded guidelines with very positive passenger and crew feedback to these new, more fuel efficient, quieter aircraft.

With these new deliveries, Ryanair will open 10 new bases across Europe this year as we work with airport partners to help them recover traffic & jobs post Covid, and take up slot opportunities that are being vacated by competitor airlines who have collapsed or significantly reduced their fleet sizes.

Ryanair expects to create over 5,000 new jobs for pilots, cabin crew and engineers over the next 5 years, and the Group is excited to have, earlier this week, opened a €50m Aviation Training Centre in Dublin, with 2 further high quality training centres planned for Spain and Poland over the next 5 years.

The Covid-19 pandemic has delivered an unprecedented blow to Europe's aviation and tourism industries. Only Ryanair has used this crisis to place significantly increased aircraft orders, to expand our airport partnerships, and to secure lower operating costs so that we can pass on even lower fares to our guests, so that together with our airport partners, we can recover strongly from the Covid pandemic and deliver higher than expected growth in both traffic and jobs over the next 5 years."

ENDS

This announcement includes inside information.

For further info
please contact:                  Press Office                                  Piaras Kelly
Ryanair DAC                               Edelman Ireland
Tel: +353-1-9451799                   Tel: +353-1-592 1330
press@ryanair.com                        ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 September, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary